Amendment #2


                     U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                    Form 10SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                          Golden Phoenix Minerals, Inc.
                 (Name of Small Business Issuer in its charter)

         Minnesota                                      41-1878178
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)

3595 Airway Drive, Suite 405
Reno, Nevada                                                   89511
(Address of principal executive office)                      (Zip Code)

Issuer's telephone number (702) 853-4919

           Securities to be registered under Section 12(g) of the Act:

                                 Common Shares

                                Preferred Shares

                          Shares Underlying the Options

                                 Charles Clayton
                                  527 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738
                               (Agent for Service)

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ITEM 1.  DESCRIPTION OF BUSINESS

(Please refer to the Glossary at the end of Item 3 for the definition of certain mining terms used in this Report.)

         Golden Phoenix Minerals, Inc. was formed in Minnesota on June 2, 1997, and has had limited operations.

         The Company plans to explore economically valuable minerals from the mineral properties it currently controls, and from mineral properties that it will acquire in the future. The Company intends to concentrate its exploration efforts in the Western US and Alaska. The Company is presently in the exploration stage and there is no assurance that a commercially viable mineralized deposit exists in any of its properties until further exploration work and a final economically feasible report is conducted.

         The Company has a five member Board of Directors; three of the directors are corporate officers. The Company's officers and technical support team, including consultants, is comprised of 7 former senior management, clerical, geological exploration and development staff members from Santa Fe Pacific Gold Corp. (SFPG), one landman formerly with Gold Fields Mining, and one senior exploration manager from Rio Tinto (RTZ/Kennecott).

         Golden Phoenix's key employees were members of the SFPG Project Services Group which was responsible for the calculation of the resource reports for every property in Nevada which SFPG developed into a producing gold mine. SFPG discovered and developed over 28 million ounces of gold reserves in Nevada with annual production in excess of 800,000 ounces making it the sixth largest gold producer in North America.

         The Company will provide joint venture opportunities to other selected mining companies, to conduct exploration or development on mineral properties the Company owns or controls. The Company and its joint venture partners will explore and develop selected properties to a stage of proven and probable reserves, at which time the Company will then decide whether to sell its interest in a property or take the property into production with its joint venture partner. By joint venturing its properties, and thereby reducing its share of the costs for exploration of those properties, the Company can maintain, while continuing to acquire interests in, a portfolio of gold and base metals properties in various stages of mineral exploration and development. This corporate strategy will minimize the financial risk of assuming all the exploration costs associated with any one property, while maximizing the potential of success and growth through the diversity of its property holdings.

         The Company believes that it can create the basis for a competitive minerals exploration company through assembling a unique group of individuals with experience in target generation and discovery, resource evaluation and mine development. The technical team that the Company has assembled consist of two geological engineers with 42 years of combined experience in the economic

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evaluation mining properties, three geologists with 54 years of combined experience in the mineral exploration, one professional land surveyor who is also an explorationist with 19 years experience, and one landman/lawyer with 15 years experience in the minerals industry. This experienced and diverse team has in excess of 100 years of major corporate mineral exploration, development and gold production experience.

         There are at least five sources of land for exploration by the Company: public lands, private fee lands, aboriginal tribal lands, unpatented mining claims, and patented mining claims. The primary sources for these lands are the United States government, through the Bureau of Land Management and the U. S. Forest Service, state governments, tribal governments, and individuals that currently hold title to or lease government and private lands.

         There are numerous levels of government regulation associated with the activities of exploration and mining companies. The only two types of permitting which the Company should have to be concerned with in the near future are "Notice of Intent" and "Plan of Operation." Both of these types of procedures will be necessary in the next twelve months. The Company has not yet filed for any of these permits and cannot guarantee that the regulatory agency will timely approve, if at all, the necessary permits. Further, it will be necessary to obtain or post a bond to ensure the reclamation of any proposed surface disturbance.

         The cost and effects of the permitting process can not be summarized at this time. The cost will vary for each project when they are initiated.

         The Company has seven full-time employees and one part time accountant. The full-time staff is made up one clerical and six professional exploration staff. The Company also has one full-time and one part-time consultant. The Company does not anticipate adding any full time staff in the next twelve months. The changes in staffing which have been made during the first five months of operation will facilitate the timely and cost-effective evaluation of the exploration and development projects described in the property section (Item
3). The Company will use independent contractors to fill any short-term employment needs that may arise.


ITEM 2.  PLAN OF OPERATION

         The Company's initial property acquisition was the Garamendi property in Nevada. Subsequently, the Company has acquired 15 other properties in Nevada and Alaska, of which it will hold a 100% ownership interest in 14. The Company is actively acquiring additional properties. Prior to the formation of the company, Donald J. McDowell, one of the company's founders and officer, was actively exploring in Nevada and Alaska. Mr. McDowell conveyed the Garamendi property into the Company as part of its initial capitalization at no cost, but he retained a 2% net smelter return production royalty payable if the property goes into production.

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JOINT VENTURES

         The company has signed an acquisition agreement ("Welsh Agreement") with J. D. Welsh & Associates ("Welsh") to acquire 100% of Welsh's 30% interest in the Borealis Mine project in Mineral County, Nevada. The Company has initially paid Welsh $250,000 USD and 50,000 shares of its common stock (valued at $2.10) for an initial 25% ownership in Welsh's 30% participating interest in the Borealis Mine project. The original purchase agreement with Welsh was setup with scheduled payments totaling an additional $1.25 Million USD over the next 3 years. The Company has amended the original agreement with Welsh for an early buy-out of the their interest in the property. The new terms are two payments of $100,000 each on November 15th and December 15th, 1997 with a stock payment of 225,000 shares of common stock at market price. The Company is carried through positive feasibility after the completion of the Welsh payments. Cambior Exploration USA, Inc. ("Cambior") currently has a 70% interest in the project subject to spending $7 Million USD over the next 7 years. Cambior is the operator of the Borealis Mine project. If Cambior fails to make its required work commitment then the property will revert to 100% ownership and operation by the Company. The Welsh Agreement and the amendment are included as exhibit 10.2 of this filing.

         An agreement ("Kennecott Agreement") to acquire the property called High Grade, located in Modoc County, California, has been entered into with Kennecott Exploration Company ("Kennecott"), a subsidiary of Rio Tinto Plc., and will allow the Company to earn-in a 100% interest in the property. Kennecott Exploration has retained a buy-back option at the time a positive feasibility study is completed. Should Kennecott exercise that option, they would become mine operator and reimburse the Company 150% of 51% of its exploration expenditures to enter into a 51%-49% joint mining venture, if not Kennecott would reduce to a 2% net smelter return royalty. The Company has agreed to make a $1 Million USD work commitment over 3 years and a cash or stock payment of $200,000 USD. No other payments are required. The Kennecott Agreement is included as exhibit 10.3 of this filing.

FUNDING

         The Company plans to finance its operations on a short-term basis through the exercising of common stock options controlled by two key officers and directors of the Company. As part of the formation of the Company, the Board of Directors resolved to create two million options with one million at a $2.00 exercise price and one million at a $3.00 exercise price. Those options were created, respectively, in the names of Michael R. Fitzsimonds and Donald J. McDowell for the purpose of raising additional financing as the company needed operating capital for its exploration and development activities. The Company will also offset some of its costs by joint-venturing its properties with other mining groups for exploration and development

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and from receiving fees from its joint venture partner for the right to earn an interest in the joint venture property.

COMPETITION

         Over the last five years imposition of claim rental policies by the United States Government and the general exodus of major gold corporations from the U.S. to pursue mineral exploration in foreign countries has resulted in areas of very mineral prospective public lands to become open for mineral location and acquisition, especially in the Western U.S. However, recently there has been an increase in mining claim staking activities by the major mining companies on public lands, which may be signaling a more competitive environment for the Company in the future.

SEASONAL EFFECTS

         The Company has positioned itself to handle any seasonal aspect of the exploration business by location of its properties in California, Nevada and Alaska. Further problems of access and inclement weather will be minimized through strategic planning of fieldwork.

CAPITAL EQUIPMENT

         The only capital equipment the Company plans to purchase in the next twelve months will be field vehicles and computer equipment. The field vehicles will be for staff professionals only; all contractors will provide their own vehicles. The computer equipment will aid in the compilation and analysis of data and in the preparation of technical charts and reports for shareholders. The Company will be able to evaluate and make decisions on the economic viability of a property more efficiently with the appropriate computer equipment and software.

STAFFING

         The Company has expanded its staffing level, during the last three months of 1997, with three professionals to cover land issues, resource evaluation and project evaluation. The Company does not anticipate adding any further permanent staff in the next twelve months of operation. The Company will employ independent contractors to fulfill short-term needs and obligations.

ENVIRONMENTAL CONTROLS

         The Company is required to comply with numerous environmental laws and regulations imposed by federal and state authorities. At the federal level, legislation such as the Clean Water Act, the Clean Air Act, the RCRA, CERCLA and the National Environmental Policy Act impose effluent and waste standards, performance standards, air quality and emissions standards and other design or operational requirements for various components of mining and mineral processing, including gold ore mining and processing. Although the majority of the waste produced by the Company's operations are "extraction" and "beneficiation" wastes, which the EPA does not regulate under its current "hazardous waste"

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program, the EPA is currently developing a separate program under the RCRA to regulate such waste. Until the EPA formally proposes the new regulatory program, there is not a sufficient basis on which to predict the potential impacts of such regulations on the Company.

         Many states, including the State of Nevada (where a majority of the Company's properties are located), have also adopted regulations that establish design, operation, monitoring, and closing requirements for mining operations. Under these regulations, mining companies are required to provide a reclamation plan and financial assurance to insure that the reclamation plan is implemented upon completion of mining operations. Additionally, Nevada and other states require mining operations to obtain and comply with environmental permits, including permits regarding air emissions and the protection of surface water and groundwater.

         The Company's compliance with federal and state environmental laws may necessitate significant capital outlays or delays, may materially and adversely affect the economics of a given property, or may cause material changes or delays in the Company's intended exploration, development and production activities. Further, new or different environmental standards imposed by governmental authorities in the future could adversely affect the Company's business activities.

PROPOSED LEGISLATION AFFECTING THE MINING INDUSTRY

         During the past several years, the United States Congress considered a number of proposed amendments to the General Mining Law of 1872, as amended (the "General Mining Law") which governs mining claims and related activities on federal lands. In 1992, a holding fee of $100 per claim was imposed upon unpatented mining claims located on federal lands. Beginning in October 1994, a moratorium on processing of new patent applications was approved. In addition, a variety of legislation is now pending before the United States Congress to amend further the General Mining Law. The proposed legislation would, among other things, change the current patenting procedures, limit the rights obtained in a patent, impose royalties on unpatented claims, and enact new reclamation, environmental controls and restoration requirements. The royalty proposal ranges from a 2% royalty on "net profits" from mining claims to an 8% royalty on modified gross income/net smelter returns. The extent of any such changes that may be enacted is not presently known, and the potential impact on the Company as a result of future congressional action is difficult to predict. If enacted, the proposed legislation could adversely affect the economics of development of operating mines on the federal unpatented mining claims held by the Company. Many of the Company's properties consist of unpatented mining claims on federal lands. The Company's financial performance could therefore be materially and adversely affected by passage of all or pertinent parts of the proposed legislation.

UNCERTAINTY OF DEVELOPMENT PROPERTY ECONOMICS

         Exploration for and production of minerals is highly speculative and involves greater risks than are inherent in many other industries. Many exploration

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programs do not result in the discovery of mineralization, and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Also, because of the uncertainties in determining metallurgical amenability of any minerals discovered, the mere discovery of mineralization may not warrant the mining of the minerals on the basis of available technology.

         The Company's decision as to whether any of the mineral development properties it now holds or which it may acquire in the future contain commercially mineable deposits, and whether such properties should be brought into production, depends upon the results of its exploration programs and/or feasibility analyses and the recommendations of engineers and geologists. The decision will involve the consideration and evaluation of a number of significant factors, including, but not limited to, the: (i) receipt of government permits; (ii) costs of bringing the property into production, including exploration and development work, preparation of feasibility studies and construction of production facilities; (iii) availability and costs of financing; (iv) ongoing costs of production; (v) market prices for the metals to be produced; and (vi) estimates of reserves or mineralization. No assurance can be given that any of the development properties the Company owns, leases or acquires contain (or will contain) commercially mineable mineral deposits, and no assurance can be given that the Company will ever generate a positive cash flow from production operations on such properties.

UNCERTAINTY OF TITLE

         A majority of the Company's properties consist of unpatented mining claims or mill site claims which the Company owns or leases. These claims are located on federal land or involve mineral rights which are subject to the claims procedures established by the General Mining Law. Under this law, if a claimant complies with the statute and the regulations for the location of a mining claim or mill site claim, the claimant obtains a valid possessory right to the land or the minerals contained therein. To preserve an otherwise valid claim, the claimant must also make certain additional filings with the county in which the land or mineral is situated and the Bureau of Land Management and pay an annual holding fee of $100 per claim. If a claimant fails to make the annual holding payment or make the required filings, the mining claim or mill site claim is void or voidable.

         Because mining claims and mill site claims are self-initiated and self-maintained rights, they are subject to unique vulnerabilities not associated with other types of property interests. It is difficult to ascertain the validity of unpatented mining claims or mill site claims from public property records and, therefore, it is difficult to confirm that a claimant has followed all of the requisite steps for the initiation and maintenance of a claim. The General Mining Law requires the discovery of a valuable mineral on each mining claim in order for such claim to be valid, and mining claims may be challenged by rival mining claimants and the United States. Under judicial interpretations of the rule of discovery, the mining claimant has the burden of proving that the mineral found is of such quality and quantity as to justify further development, and that the deposit is of such value that it can be mined, removed and disposed of at a profit. The burden of showing that there is a present profitable market applies not only to the time when the claim was located, but also to the time when such claim's validity is challenged. It is therefore conceivable that, during times of falling metal prices, claims which were valid when they were located could become invalid if challenged.

         Title to unpatented claims and other mining properties in the western United States typically involves certain other inherent risks due to the frequently ambiguous conveyance history of those properties, as well as the frequently ambiguous or imprecise language of mining leases, agreements and royalty obligations. No generally applicable title insurance is available for mining or mill site claims. As a result, some of the titles to the Company's properties may be subject to challenge.

MINING RISKS AND INSURANCE

         The Company's operations are subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties, such as unusual or unexpected geological formations, environmental pollution, personal injuries, flooding, cave-ins, changes in technology or mining techniques, periodic interruptions because of inclement weather and industrial accidents. Although the Company currently maintains insurance within ranges of coverage consistent with industry practice to ameliorate some of these risks, no assurance can be given that such insurance will continue to be available at economically feasible rates, or that the Company's insurance is adequate to cover the risks and potential liabilities associated with exploring, owning and operating its properties. Insurance against environmental risks is not generally available to the Company or to other companies in the mining industry.

UNKNOWN ENVIRONMENTAL LIABILITIES FOR PAST ACTIVITIES

         Mining operations involve a potential risk of releases to soil, surface water and groundwater of metals, chemicals, fuels, liquids having acidic properties and other contaminants. In recent years, regulatory requirements and improved technology have significantly reduced those risks. However, those risks have not been eliminated, and the risk of environmental contamination from present and past mining activities exists for mining companies. Companies may be liable for environmental contamination and natural resource damages relating to properties which they currently own or operate or at which environmental contamination occurred while or before they owned or operated the properties. However, no assurance can be given that potential liabilities for such contamination or damages caused by past activities at these properties do not exist.

DEPENDENCE ON KEY PERSONNEL

         The Company is dependent on the services of certain key executives, including Michael Fitzsimonds, President and Chairman of the Board of Directors; Donald J. McDowell, Executive Vice President; and Daniel T Taylor Vice President of Exploration. The loss of any of these individuals could have a material adverse effect on the Company's business and operations. The Company currently does not have key person insurance on these individuals.

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RISKS ASSOCIATED WITH POSSIBLE ACQUISITIONS

         The Company periodically considers the acquisition of mining claims, properties and businesses. In connection with any such future acquisitions, the Company may incur indebtedness or issue equity securities, resulting in dilution of the percentage ownership of existing stockholders. The Company intends to seek stockholder approval for any such acquisitions only to the extent required by applicable law, regulations or stock market listing rules.


ITEM 3.  DESCRIPTION OF PROPERTY

         The Company owns, or controls through leases and mining claims, 57,838 acres of mining and mineral exploration properties within the states of Nevada, California and Alaska. The properties are categorized into project areas. Table
2.1 provides an overview of the Company's projects in terms of acreage and the nature of the property holding.

TABLE 2.1 - COMPANY PROPERTIES AND PROJECTS

                                                  Alaska    Federal
                                                  State     Unpatented
                                                  Mineral   Mining
                                                  Leases    Claims
Company Project         Geographical Region       (Acres)   (Acres)
-------------------------------------------------------------------

Borealis**              Mineral County NV                   10,330

Highgrade***            Modoc County CA                     1,446

Garamendi               Elko County NV                      1,332

Long Canyon             Elko County NV                      980

Medicine Man            Elko County NV                      1,694

Exxon                   Elko County NV                      2,479

Blue Basin              Elko County NV                      1,240

NcNew                   Elko County NV                      1,157

Monarch                 Elko County NV                      1,160

Chisna                  Alaska                    2,080

Chisna West             Alaska                    2,240

Chistochina             Alaska                    2,270

PG&E                    Alaska                    2,560

Bonnifield District     Alaska                    10,240

Richardson              Alaska                    15,360
      District

North Delta             Alaska                    1,280


** Joint Venture operated by Cambior USA

***Joint Venture with Kennecott Exploration (Rio Tinto)


         The following sections discuss the existing exploration projects owned or controlled by the Company.

GARAMENDI PROJECT ELKO COUNTY, NV

LOCATION, ACCESS AND TERRAIN

         The Garamendi project area is located in Elko County, Nevada at the northern end of the Adobe Range in northeastern Nevada. The area can be reached in less than an hour from the city of Elko via Interstate I-80 and on a gravel and dirt road that extends northward from the Ryndon exit, located 10 miles east of Elko. In dry weather, the area can be reached by two-wheel drive pickup truck or van, but a four-wheel drive vehicle is recommended.

         The Garamendi project area is located in the Basin and Range tectonic Province of the western U.S. The claims are located on an east-west ridge projecting off the main Adobe Range. Relief is moderate with the minimum elevation approximately 6500 feet and the maximum elevation approximately 6900 feet.

         Rainfall in the area is low with the main vegetation on the property consisting of sagebrush and various grasses. There are small springs in the vicinity of the claims with small discharge rates and they account for the only surface water except during spring run off. Larger shrubs and small trees are clustered around these springs.

LAND POSITION

         The Garamendi project area is located within a checkerboard of fee land and U.S. Government (BLM) lands in Elko County, Nevada. The property consists of 10 unpatented mining claims situated in the northwest quarter of Sec. 24, T38N, R55E, and 3 unpatented mining claims situated in the southwest quarter of Sec. 18, T38N, R56E Mount Diablo Base and Meridian.

HISTORY AND PRODUCTION

         Published information on the history of mining in the Garamendi project area is sparse. There appear to be at least two generations of work which include older (1930's) underground workings and more recent (post 1970?) trenches and pits. Unpublished U.S. Bureau of Mines production data reports production of 48,850

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pounds of lead, 59 ounces of silver, and 135 pounds of copper. About 500 tons of oxidized lead ore was removed from pits in the Garamendi mine area. Total production from the district is unknown.

         Texasgulf Western, Inc. explored the area around the Garamendi project area for stratiform sediment hosted massive sulfide deposits during the late 1970's and early 1980's. Their drilling in 1981 outlined a small lead-zinc resource in and around the Garamendi mine. Prospecting conducted in the area in late 1996 and early 1997 focused on similarities in rock types and gold mineralization to those observed at the Twin Creeks Mine and other mineralized areas in northern Nevada. Based on these similarities the land was staked.

REGIONAL GEOLOGIC SETTING

         The rocks in the Adobe Range consist of a sequence of Ordovician through Triassic, siltstones, cherts, and limestones. Bedding strikes northeast and is cut by numerous northeast and northwest-striking high-angle faults. Northeast-striking thrust faults cross the area bringing older Paleozoic sediments into contact with younger Paleozoic and Mesozoic clastic rocks.

         The geologic relationships involved in the low-angle thrust faults are complicated by younger high-angle faults. A thrust plate composed of Silurian and Permian clastic rocks and one composed of Triassic clastic sedimentary rocks has been thrust over Mississippian autochthonous or semiautochthonous rocks. All three were then folded to form the Adobe Mountain syncline and Garamendi anticline. These structures were over thrust by plates composed predominately of lower Paleozoic rocks such as Silurian siltstones and the Ordovician Vinini Formation, which are usually assigned to the Roberts Mountains allochthon. Younger, high-angle faults cut these thrust faults and their corresponding sedimentary packages.

PROPERTY GEOLOGY

         The geology of the Garamendi project area is complicated. The Ordovician-Silurian sediments strike northeast-southwest and are exposed along an oblique belt cutting across the Adobe Range. Exposures are covered to the to the west under alluvial cover. These sediments were subsequently folded and thrust to the southeast over younger Mississippian shales and sandstones and are locally covered by Tertiary volcanic rocks.

         Mapping by Texasgulf of the Garamendi mineralized zone outcrops indicate resistant, topographically obvious, northerly dipping siliceous gossan. This gossanous unit varies from well bedded to brecciated to massive sugary silica. The silica varies in color from white to light gray to black and yellow with various shades of orange and red. Interbedded within this gossan is remnant limestone, possibly the original protolith.

         The lithologic unit underlying the gossan is black shale and overlying the gossan is a gray-green siltstone. The siltstone is in turn overlain by another black shale that is very similar in appearance to the shale beneath the gossan zone. The

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contact between this shale and the underlying siltstone varies from transitional to very fine interbeds.

         Texas Gulf was unaware of the sequence of shales and siltstones overlying the gossan zone. The area to the north consists of a series of thrust faults with intensely folded sediments marking the thrust plates.

         Texasgulf mapped many occurrences as "chert/jasperoid" for lack of a better name. These rocks vary from black to red and many show evidence of secondary silicification and brecciation with subsequent resilicification. These units have small remnants of disturbed recrystallized limestone adjacent to them and may represent what is left of the original protolith.

         Igneous rocks occur sporadically across the property and are mapped as dikes, but Texasgulf never reported their composition.

MINERALIZATION

         The host rocks in the Garamendi area consist of fine-grained quartzite interbedded with calcareous siltstones, limey shales, and limestones. The beds are relatively flat lying but are fractured by several east-west structures. Mineralization occurs in a highly silicified, partially brecciated calcareous unit and in replacement zones parallel to the east-west structures. Primary sulfide minerals occur as pyrite, marcasite, galena and sphalerite and characterize the lead-zinc mineralization. Gold mineralization, when assayed by Texasgulf, generally occurred in the calcareous siltstones and silicified sediments above the lead-zinc mineralization. Because of extensive recrystallization, few original sedimentary structures are recognizable.

         The non-sulfide minerals are calcite, dolomite, quartz and minor barite. Very little gold or silver has been reported within the mineralized area. By Texasgulf's own admission, this may be the result of the samples not regularly being assayed for gold or silver. However, Texasgulf does report assays of up to 0.11 opt Au and 1.25 opt Ag from drill hole samples that were assayed. Surface rock geochemistry also indicated anomalous local Au and Ag values when assays were performed for precious metals.

         The trace amounts of gold in the drill hole and rock chip samples reported by Texasgulf occur in silicified breccias, jasperoids, jasperoid breccias, and calcareous siltstones. These occurrences suggest that the mineralization in the Garamendi area was a multi-episodic hydrothermal event. The potential host rocks of silty or "dirty" limestones, calcareous siltstones and limey shales were structurally prepared by the low and high angle normal and reverse faulting in the area. The prominent outcrops of silicified and brecciated jasperoid on the ridges and pediment areas to the west mark the traces of these reverse faults and high angle structures. The hydrothermal fluids traveled up these structures and mineralized the receptive host rocks as they were encountered. Remnant pieces of recrystallized limestone and calcareous siltstone within the jasperoid zones show that the hydrothermal fluids easily altered these rocks. The occurrence of the resilicified jasperoid breccias and silica stockworks within jasperoids and jasperoid breccias suggest that there was more than one pulse of mineralization. The trace amounts of precious metals

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associated with the base metal deposit is also indicative of a multi-episodic hydrothermal event with the precious metal bearing fluids overprinting the base metal occurrence. The presence of these characteristics, favorable host rocks, structural preparation, multi-episodic hydrothermal event(s), and the presence of precious metal values, suggest that the Garamendi area has the potential of a large tonnage "Northern Nevada" or Carlin-type gold deposit.

DATA REVIEW

         The data contained in this report was extracted from two Texasgulf in-house progress reports. The reports were from 1980 and 1985 and consisted of summary data for work, which had been completed that year.

         Texasgulf completed a total of 23 core holes between 1979 and 1984. Based on company information only those intervals that had visible sulfides, which were less than 50 percent were analyzed for lead and zinc. Precious metal assays were reported for select intervals and consisted primarily of silver. There were some gold, assays but only on 10 percent of the reported intervals. The known gold assays are represented in Table 3.2. There were significant gold surface assays reported for the project, but were not in the same area of lead-zinc mineralization.

                                     Table 1

NAME            FROM         TO            AU(opt)FA              AG(opt)AA

GAR-79-1-1      146.5        147.0         <0.002                 0.59
GAR-79-1-2      155.6        156.0         0.002                  2.06
GAR-79-1-18     281.0        285.0         0.005                  1.03
GAR-79-1-19     287.5        290.0         0.004                  5.83
GAR-79-1-20     290.0        293.0         <0.002                 0.89
GAR-79-1-21     293.0        295.0         0.110                  1.03
GAR-79-1-22     307.0        310.0         0.010                  1.37
DH-80-3         263.0        267.0         0.007                  0.10
DH-80-3         267.0        275.6         trace                  2.40
DH-80-3         281.0        289.5         0.005                  7.40
DH-80-3         298.5        304.0         0.004                  1.80
DH-81-2         20.0         28.0          0.020                  0.20
DH-82-1         163.5        175.0         0.015                  0.40
DH-82-2         5.0          50.0          trace                  0.10
DH-82-2         145.0        190.0         trace                  0.10
DH-82-3         55.0         85.0          0.008                  0.10
DH-82-5         5.0          20.0          0.022                  0.10
DH-82-4         5.0          20.0          trace                  4.20
DH-82-4         70.0         80.0          trace                  0.40
DH-82-4         135.0        155.0         trace                  0.10
DH-82-4         245.0        250.0         trace                  0.10

EXPLORATION PROGRAM

         The initial, first year exploration program will include obtaining and evaluating any open ground adjacent to the core area of interest. This will involve staking additional BLM ground and leasing adjacent private land. All data that is available will need to be reviewed and field checked for accuracy.

         The geologic mapping completed by Texasgulf is good; however, some additional areas need to be covered. Several outcrops of jasperoid that did not appear on Texasgulf maps were found during the recent staking event. The distinction between jasperoid and chert also needs additional refining. Depositional or primary chert is present in the area and is not distinguished from the hydrothermal jasperoids. Texasgulf interpreted the mineralization within the Garamendi area as an exhalative massive sulfide and did not consider a hydrothermal source for the mineralization. Distinguishing the difference between jasperoids and cherts has important implications in the finding of additional, precious metal mineralization. A similar problem in distinguishing cherts from jasperoids occurred at the Twin Creeks mine. Many rocks that were originally called chert were later found to be jasperoid. Additional work needs to be done with the structure as well, especially in light of new structural information that has recently been released on northeast Nevada.

         The geochemical surveys performed by Texasgulf were designed for a base metal exploration program involving lead-zinc mineralization. The soil samples were analyzed for lead, zinc and locally for mercury. Rock chip samples show the same general suite but were also occasionally assayed for copper, silver and gold. Since the rock chip and soil sample pulps are no longer available, additional work will need to be completed to test for gold and silver. The rock chip sampling will be done in conjunction with the field checking and remapping of the project area. The soil sampling will include a grid with soil samples taken every 100 feet along lines no more than 200 feet apart over the areas of interest. All rock and soil samples will assayed for gold, silver, arsenic, antimony, mercury, copper, lead, zinc, molybdenum, bismuth and cadmium.

         Texasgulf conducted several geophysical surveys over the Garamendi area. The EM techniques worked very well in locating the structures in the area. The IP and CSAMT surveys were successful in locating both massive and disseminated sulfide mineralization. The geophysical data will become available in the near future and will be reinterpreted to determine if additional geophysical work needs to be done.

         The core and rejects from the Texasgulf core and reverse circulation drilling are not available. The future drill program will be designed to test new targets related to gold mineralization developed from the geological, geochemical and geophysical data.

BOREALIS JOINT VENTURE     MINERAL COUNTY, NV

SUMMARY

         Tenneco Resources put the Borealis mine property into production in the early 1980's as a low-cost oxide heap-leach mining operation. Cambior (70%) and Welsh (30%) currently control the property. The Company has entered into an agreement to purchase the Welsh 30 percent interest. The 30 percent interest is carried through feasibility. The property has a drill-indicated resource of 600,000 ounces gold and 3,000,000 ounces silver as reported by documentation received from J. D. Welsh & Associates. Cambior plans to explore the property with the intent of developing the oxide and sulfide resource into a minable reserve. Should Cambior return the property to Welsh the full ownership (100%) would revert to Welsh or to the Company if the Company has completed the purchase of the Welsh interest.

PROPERTY

         The current land position consists of over 500 unpatented mining claims.

GEOLOGY

         The property is a volcanic hosted epithermal system marked by extensive silicification, hydrothermal brecciation and advanced argillic alteration. The stratigraphy consists of primarily Tertiary andesite flows and tuffs.

PREVIOUS EXPLORATION

         The property was previously mined by Tenneco and Echo Bay Minerals as a low cost, heap-leach operation. The mine cutoff grade was 0.03 ounce per ton
(opt) gold for oxide ore. The sulfides were never mined, even though significant resources were encountered. After mine closure, SFPG and Cambior conducted additional sulfide exploration and development.

EXPLORATION TARGET

         Cambior plans to complete data compilation and additional geological, geochemical and geophysical work programs on the entire property by year-end 1997. In addition, engineering and metallurgical teams will review and upgrade the resource modeling and metallurgical data and testing. They plan to implement a multiple phase drilling exploration/development-drilling program for the next two to three years, depending on results. Phase one will be continued exploration and development of the Freedom Flats/Graben sulfide resource area. The second phase will be an exploratory drilling program designed to explore for new resources and expand existing resources elsewhere on the property. The third phase will evaluate the low-grade oxide resources and possible heap-leach recoveries in the event production at the mine resumes.

HIGH GRADE PROPERTY                 MODOC COUNTY, CA

SUMMARY

         Acquisition of the High-Grade property has been approved by Kennecott (the property holder) and will allow the Company to earn-in a 100 percent interest in the property. Kennecott has retained a buy-back right at the time a positive feasibility study has been completed. Should they exercise that but-back option, Kennecott would become mine operator; if not, Kennecott would reduce their interest to a two percent (2%) net smelter return production royalty.

         The High Grade district is located in the Warner Mountains approximately 30 miles northeast of Alturas in Modoc County, California. The target objective is to increase the existing gold resource by drill testing extensions of known high-grade mineralization to develop a bulk minable multi-million ounce gold reserve. Investigations of geology, structure, alteration and mineralization indicate that many favorable targets remain untested. The primary focus of the drilling program will be to develop a large minable reserve.

PROPERTY

         The current land position consists of 92 unpatented mining claims. Three small, but strategically important, adjacent land positions need to be acquired. They consist of 8 claims, 4 claims and 1 patented claim, respectively. Kennecott initiated and advanced negotiations with all three land owners late in 1996. The Company is negotiating with the owners of those properties for a lease with option to purchase. No agreements have been consummated as of this filing. An independent surveying company at a cost of $21,700 has completed a survey of the entire land package to ensure the integrity of the land status over the resource/exploration area.

GEOLOGY

         The High Grade district is a gold bearing volcanic-hosted epithermal system that outcrops along a three-mile long, one-mile wide northeast trending belt. Post-mineral basalt and colluvium to the northeast and southeast conceal mineralized lithologies. Disseminated gold is hosted in Tertiary rhyolitic domes, flows and tuffaceous sediments, while high-grade mineralization is associated with veins, breccias and fault zones. The 98 holes drilled on the property prior to acquisition by Kennecott are confined to two small areas with the average hole depth less than 200 feet and the maximum depth 445 feet. More than one-half of the existing drill holes intersected ore-grade gold mineralization; many were terminated in [1ppm gold material. Some of the higher-grade intercepts include 50 feet @ 0.051 opt gold, 40 feet @ 0.102 opt gold, and 20 feet @ 0.165 gold; all of which occur at depths less than 100 feet. Surface rock geochemistry has identified many areas with values greater than 3 ppm (0.087 opt) gold that have never been drill tested.

PREVIOUS EXPLORATION

         A group in Spokane, Washington originally staked the property in the late 1970's. FMC was the first major company to lease the property and drilled 36 holes from 1981 to 1983. Nord Resources completed 62 drill holes from 1983-1985. No drilling was completed after 1985. Over the next nine years the property sat idle, although the unpatented claims were maintained. In 1994 the claim rental fee requirement resulted in significant claim reductions. In 1995, Kennecott became interested in the property and obtained the claims from Donald J. McDowell. The geology and structure of the property are similar to the Mule Canyon deposit in Nevada, which is a volcanic-hosted epithermal gold-silver deposit being developed by SFPG and containing over 3 million ounces of gold.

EXPLORATION TARGET

         The objective is to increase the size of the existing gold resource by stepping out from known high-grade mineralization to develop a bulk minable multi-million ounce gold reserve. A review of the geology, structure, alteration and mineralization indicate that many favorable targets remain untested on the property suggesting a large minable reserve could be developed similar to that found at Mule Canyon.


LONG CANYON                ELKO COUNTY, NV

SUMMARY

         Long Canyon is located 30 miles northeast of Elko. It lies within a west-northwest trending zone of hydrothermally altered rock, distinguished by poorly exposed, thin-bedded jasperoid and gossan occupying zones between 50 and 100 feet wide. Previous work by Texasgulf indicates significant geochemical anomalies of copper, lead and zinc in the area. There were only a few rock chip samples assayed for gold, the highest assays reported from one rock chip sample was 35 ppm (1 ounce/ton).

PROPERTY

         Long Canyon is located 30 miles northeast of the city of Elko in the Coal Mine Canyon mining district. It covers approximately four square miles, with 100 unpatented mining claims. The property is located in Sec. 32, T39N R57E; Sec. 4 & 6, T38N, R57E and Sec. 12, T38N, R56E Mount Diablo Base and Meridian.

GEOLOGY

         The Ordovician-Silurian sediments strike west-northwest and are exposed in an oblique belt cutting across the northeast end of the Adobe Range. Tertiary volcanic rocks to the northwest are in both fault contact and lie unconformably on top of the sedimentary rocks. The unit is poorly exposed and eventually disappears to the east and the west under alluvial cover. These sediments were subsequently folded and thrust to the southeast over younger Mississippian shales and sandstones.

         Texasgulf mapped many outcrops as Ordovician or Silurian chert, however, field examination reveals that the thin-bedded, high-angle jasperoid unit is distinctly different than the "chert/jasperoid" mapped at Garamendi. The Long

Canyon rocks include opaline and chalcedonic silicification and vary in color from orange to red. Many occurrences show evidence of secondary silicification and brecciation with subsequent resilicification.

PREVIOUS EXPLORATION

         Texasgulf appraised the area for its potential to host a lead-zinc deposit in the late 1970's and early 1980's. The only documented work is geologic mapping, trenching and rock chip sampling. The majority of the samples were analyzed for copper, lead and zinc, with a few assays for gold.

EXPLORATION TARGET

         The trace amounts of gold in rock chip samples reported by Texasgulf occur in silicified breccias, jasperoids and jasperoid breccias. These occurrences suggest the mineralization in the Long Canyon area was a multi-episodic hydrothermal event. The potential host rocks are thin-bedded silty or "dirty" limestones, calcareous siltstones, and limey shales. Structural preparation in the area includes low angle thrusts and high-angle normal and reverse faults. The prominent outcrops of silicified and brecciated jasperoid on the ridges mark the traces of these reverse faults and high-angle structures. The hydrothermal fluids traveled along these structures and mineralized the receptive host rocks as they were encountered. The occurrence of the resilicified jasperoid breccias and silica stockworks within jasperoids and jasperoid breccias suggest that there was more than one pulse of mineralization. The trace amounts of precious metals associated with the base metal deposit is also indicative of a multi-episodic hydrothermal event with the precious metal-bearing fluids overprinting the base metal occurrence. The presence of the following characteristics: favorable host rocks, structural preparation, multi-episodic hydrothermal events, and the presence of precious metal values suggest that the Long Canyon area has the potential a large tonnage, sediment-hosted or "Carlin"type gold deposit.


MEDICINE MAN               ELKO COUNTY, NV

SUMMARY

         Medicine Man is located approximately 36 miles southeast of the city Elko in the Medicine Mountain Range. The property is host to large areas of silicification (jasperoids) in Pennsylvanian/Permian sedimentary rocks. The property was held and explored by USMX (now Dakota Mining) which delineated a small gold-silver resource grading 1-2 opt silver and "low-grade" gold. There are currently 100 claims staked. A data package has been received from Dakota Mining and is in the process of being reviewed.

PROPERTY

         The Medicine Man project currently consists of 100 unpatented mining claims in Sec. 13 & 24, T28N, R60E and Sec. 18, T28N, R61E Mount Diablo Base and Meridian. Data are being compiled and reviewed.

GEOLOGY

         The Permian and Pennsylvanian stratigraphy consists of silty limestone's, calcareous siltstones and minor calcareous conglomerates. Alteration in the form of silicification, hydrothermal brecciation and quartz veining covers an area in excess of two square miles and extends under shallow cover to the northeast. Similar jasperoid silicification is located on a small hill exposed in the pediment. This could suggest the presence of an extensive, unexplored mineralized system extending into and covered by a thin pediment.

PREVIOUS EXPLORATION

         USMX originally located the property in 1980 and explored the area for many years. An unknown number of drill holes were completed and USMX delineated a "small Au, Ag resource" grading 1-2 opt silver and "low grade" gold. The data are currently being compiled and reviewed.

EXPLORATION TARGET

         The exploration target on the Medicine Man property is a large-tonnage, sediment-hosted or Carlin-type gold target. The favorable stratigraphy, structural preparation and hydrothermal alteration found on the property indicate the presence of a potentially extensive and poorly understood hydrothermal system.


EXXON PROJECT                   ELKO COUNTY, NV

SUMMARY

         The Exxon project area is located approximately 40 miles southeast of the city of Elko at the southwest end of the Delcer Buttes Range. The property is host to large areas of skarn and hydrothermal alteration in Permian/Pennsylvanian sedimentary rocks. Exxon Corporation held the property in the late 1970's as a range front and pediment covered copper target. Newmont Gold staked the property in 1992 as a gold skarn target. Neither company drill tested either the exposed or pediment covered areas of this system. There are 100 claims staked in the area. This property has potential for a large porphyry-related gold deposit.

PROPERTY

         The Exxon project currently consists of 100 unpatented mining claims in Sec. 27, 28, 33 & 34, T29N, R61E in the Mount Diablo Base and Meridian.

GEOLOGY

         The Pennsylvanian-Permian stratigraphy consists of silty limestones, calcareous siltstones and calcareous conglomerates. The alteration is spatially related to a Jurassic granodiorite intrusive. Limited field examination has revealed highly altered diorite forming dikes and sills within altered sedimentary host rocks. The area contains several exposures of hydrothermally altered and mineralized rock consisting of extensive skarn-related silicification, disseminated sulfides, copper oxide bearing jasperoids, gossans and quartz veining. Alteration in the rocks covers a two square mile area and is concealed by pediment cover to the west, south and east. The presence of a large, unexplored, pediment covered mineralized porphyry copper-gold system is suggested by surface geology and alteration.

PREVIOUS EXPLORATION

         Both Exxon Corporation and Newmont previously controlled the property. Exxon's exploration target was reportedly a poorly exposed copper porphyry system. Newmont was probably pursuing the exposed skarn related mineralization. Apparently, neither company drilled the property. Based on the Company's experience with the skarn related gold deposit at Newmont's (SFPG) Elkhorn property in Montana (2 MM ounces Au) the mineral potential has not been drill tested.

EXPLORATION TARGET

         The exploration target on the Exxon property is a large tonnage porphyry/skarn related copper-gold system. The favorable host rocks, structural preparation and alteration found on the property, indicate the presence of an extensive mineralized system of intrusive and sedimentary rocks.


BLUE BASIN                          ELKO COUNTY, NV

SUMMARY

         Blue Basin is located 20 miles northwest of the city of Elko on the north flank of Swales Mountain. It is about five miles north of the Roberts Mountains window mapped at Swales Mountain in a sequence of highly silicified Ordovician and Silurian sediments. The land position is adjacent to and contiguous with Newmont Gold's land position covering the same geologic target. Newmont holds approximately 80 percent of the geologic target, while the Company's position covers the remainder of the exposed window. An important fault marking the margin of a volcanic-filled graben adjacent to the sediments is also covered by the Company's claims.

PROPERTY

         Blue Basin is located 20 miles northwest of Elko in the Swales Mountain mining district. It covers approximately three square miles in which 62 unpatented mining claims have been staked. The property is located in Sec. 4, 6, 8, 16, 18 in T38N and R56E Mount Diablo Base and Meridian.

GEOLOGY

         Cherts, calcareous siltstones, limestones and shales of the Ordovician Vinini Formation are present in the upper plates of the thrust fault covering the Roberts Mountains Formation. The lower plate consists of Roberts Mountains, limestones, shales, cherts and tuffaceous siltstones of Silurian and Devonian age. The thrust fault is thought to be Mississippian in age. Numerous siliceous, semi-massive sulfide horizons appear throughout the stratigraphy of both units, as do several large areas of hydrothermal silicification (jasperoid). A field investigation of these areas indicates the jasperoids may be structurally related with mineralization associated with areas of hydrothermal alteration.

PREVIOUS EXPLORATION

         Texasgulf Western, Inc. explored the Blue Basin project area for stratiform sediment-hosted massive sulfide deposits during the late 1970's and early 1980's. Newmont Gold is presently exploring the adjacent sections to the Company's property for a large tonnage, sediment-hosted or Carlin-type gold deposit. Texasgulf drilled at least one hole on this property, the results of which are unknown. Newmont has drilled several holes on their property to evaluate the resource potential but no data have been released.

EXPLORATION TARGET

         The exploration target on the Blue Basin property is a large tonnage, sediment-hosted or Carlin-type gold target. The favorable stratigraphy, structural preparation, and hydrothermal alteration found on the property provide a good host for gold mineralization.


MCNEW                      ELKO COUNTY, NV

SUMMARY

         The McNew property area is located approximately 40 miles southeast of the city of Elko, Nevada in the West Buttes of the Cherry Creek Range. The property is underlain by limestone of Permian age, which has been intruded by a Tertiary granitic pluton, and overlain by a series of Tertiary-rhyolite flow rocks. The area contains large areas of hydrothermally altered rock, localized along faults, which cut both the limestones and volcanics. The property was held and explored by Pegasus Gold in the mid-1980's. During that time a number of gold anomalies were outlined. A total of 68 claims have been staked over the mineralized areas. All of Pegasus's data is available for review.

PROPERTY

         The McNew currently consists of 68 unpatented mining claims located in Sec. 13, 24 in T29N, R61E and Sec. 18, 19 in T29N, R62E in central Elko County, Nevada. The property is approximately 40 miles southeast of Elko, Nevada.

GEOLOGY

         A sequence of limestones, limey shales, and siltstones reportably Permian in age underlie the property. However, the geology as mapped by Pegasus suggests that the rocks are older and similar to the host rocks at Alligator Ridge and other similar gold deposits in the Cherry Creek Range. The sedimentary package has been intruded by a Tertiary granitic pluton. Much of the area was covered by a Tertiary rhyolite flow which has subsequently been eroded, exposing the older sediments and intrusive in the project area. The area geology has been further complicated by a series of northwest-striking high-angle faults that have been offset by a younger series of faults striking east-west. Gold mineralization is found adjacent to the northwest and east-west striking structures with a disseminated aureole surrounding the higher-grade zones. Surface sampling by Pegasus Gold shows values of 0.02 opt gold in rock chip samples. Pegasus also conducted a limited drill program with drill intercepts of 0.05 opt gold. Most of this mineralization is confined in zones adjacent to structures.

PREVIOUS EXPLORATION

         The property was previously held by Pegasus Gold in the mid-1980's. Pegasus explored the property and outlined several areas of anomalous gold mineralization. The Pegasus program consisted of surface sampling and subsequent drilling of some of the anomalous areas. The Company has reviewed the Pegasus data package as part of the initial evaluation of the project. No other significant exploration activity is known to have been undertaken on the property since that time.

EXPLORATION TARGET

         The exploration program undertaken by Pegasus Exploration outlined several areas of anomalous gold mineralization, of which they only drill-tested a few. Several more areas were never drill-tested and remain to be evaluated. Future work by the Company will include enlarging and further delineating the anomalous areas as well as testing other near surface targets on the property.


MONARCH                    ELKO COUNTY, NV

SUMMARY

         The Monarch Property is located approximately 6 miles west of Charleston, in north central Elko County, Nevada. The property is host to large areas of argillically altered intrusive and sedimentary rocks. The property was held and explored by Rio Algom Exploration in the mid-1980's who outlined several areas of anomalous gold mineralization. A total of 62 claims have been staked over the mineralized areas, and Rio Algom's data is available for review.

PROPERTY

         The Monarch project consists of 62 unpatented mining claims located in Sections 1 and 2 of T43N, R56E in north central Elko County, Nevada. The property is located approximately six miles west of Charleston and 70 miles north of Elko, Nevada.

GEOLOGY

         The property is in a region dominated by a thick sequence of Triassic white to gray, slightly calcareous siltstones. Intrusive rocks occur as dikes, sills, and small plugs and are scattered throughout the region. Volcanic rocks, that are rhyolitic in composition, overlie the siltstones on the northern periphery of the property. A large thrust fault occurs within the siltstones and strikes east-west across the property and dips approximately 20 degrees to the north and is characterized by dense black, micro-brecciated siltstone.
Smaller thrusts occur above and below this main thrust fault. Mineralization occurs within a high-angle, northwest striking fault zone in the hanging wall of the thrust fault. A large area of altered rock approximately 4000 feet long by 500 to 1000 feet wide encompasses this fault zone. The hydrothermal alteration associated with this zone consists predominantly of clays. Gold mineralization with values in excess of 0.035 opt gold occur along structures and as disseminations in the host rock within this altered zone.

PREVIOUS EXPLORATION

         The property was previously held by Golden Empire Mineral Ventures and Rio Algom Exploration in the 1980's. Rio Algom explored the property in the mid-1980's and outlined several areas with anomalous gold mineralization. The Rio Algom's program consisted of surface sampling and subsequent drilling of some of the anomalous areas. The Rio Algom data package has been reviewed. No other significant exploration activity is known to have been undertaken on the property since that time.

EXPLORATION TARGET

         The exploration program undertaken by Rio Algom outlined several areas with anomalous gold mineralization, of which only a few were drill-tested. Additional, anomalous areas were never drill-tested and remain to be evaluated. A large area containing gold mineralization was outlined that had anomalies open in two directions. Future work by the Company will include enlarging and further delineating this anomalous area and to test other near surface targets in the area.


CHISNA                     ALASKA

SUMMARY

         Chisna is located approximately 20 miles northeast of the town of Paxson. The property is accessible from both major winter roads and three airstrips located on the property. The area is four miles northwest of the Slate Creek placer operation mined in the 1960's through the early 1980's. A base camp exists at this site, however, it is neither manned nor owned by the Company. The property is host to a number of pyrite-altered zones spatially related to quartz monzonite and ultramafic intrusive rocks.

PROPERTY

         The property consists of three and one quarter square miles on locatable state select lands and is located in T20S, R15E, Fairbanks Meridian. The Company is considering additional land acquisition of about six square miles.

GEOLOGY

         The property contains numerous pyrite-altered zones that cut the Permian Mankomen Formation. Lithologies consist of argillite, schist, amphibolite, hornfelsed limestone and basalt. Several phases of quartz monzonite intrue the Mankomen Formation. In addition, an ultramafic peridotite and dunite are present and are associated with the mineralized Wrangellia terrane.

         One area of pyrite-altered rock, approximately one and one-half square miles in size is associated with porphyry-related mineralization or mineralized ultramafic terrane. Gold values up to 0.04 opt reported by the State of Alaska. In addition, copper is reported in massive sulfides with grades up to 0.75 percent and nickel with grades up to 0.2 percent. There is also a large area of State documented placer platinum occurrences in the immediate area.

PREVIOUS EXPLORATION

         The State of Alaska studied the area in 1964 and again in 1992. A large amount of general geologic, geophysical and geochemical data is available. No surface trenching or drilling appears to have been completed in the area. This part of Alaska was targeted for porphyry copper exploration in the 1970's by several major mining companies.

EXPLORATION TARGET

         The Company plans to explore areas of sulfide-related mineralization. Initial geologic and geochemical work will outline the extent of the alteration and mineralization and will refine the target model.


CHISNA WEST                         ALASKA

SUMMARY

         Chisna West is located approximately 18 miles east-northeast of the town of Paxson. The property is accessible from both major winter roads and three airstrips located four miles from the property. The project area is four miles west of the Slate Creek placer operation,. which was in production during the 1960s through the early 1980s. A large base camp exists at the site, however the Company does not own it. The property is host to anomalous amounts of pyritic alteration in both quartz monzonite and granodiorite porphyry intrusions. Mineralized outcrop is exposed at and near the pediment edge. Quartz-sulfide veinlets within the pyrite altered intrusive rock have reported assays of 2.2 percent copper and 0.02 opt gold. It is believed this is part of an extensive porphyry-related mineralized system.

PROPERTY

         The property currently consists three and one-half square miles on locatable state select lands located in Sections 14 & 23 of T20S, R14E, Fairbanks Meridian.

GEOLOGY

         The lithologic units on the property consist of several phases of diorite, quartz monzonite and granodiorite intrusive rocks which have intruded the Mankomen Formation. This formation contains various lithologies of argillite, schist, hornfels, limestone, diabase, basalt, amphibolite and greenstone breccia. An exposure along the pediment edge consists of pervasive pyrite altered intrusive rock with quartz sulfide veinlets associated with a porphyry-related system. The State of Alaska reported copper values up to 2 percent and gold values up to 0.02 opt.

PREVIOUS EXPLORATION

         The State of Alaska studied the area in 1964 and in 1992. A large amount of general geologic, geophysical and geochemical data is available. No surface trenching or drilling appears to have ever been completed on the property. This area of Alaska was targeted for porphyry copper exploration in the 1970's by several major mining companies

EXPLORATION TARGET

         The Company plans to evaluate the potential of a bulk minable gold or copper-gold deposit on the property.


CHISTOCHINA                         ALASKA

SUMMARY

         Chistochina is located approximately 20 miles east-northeast of the town of Paxson. The property is accessible from both major winter roads and three airstrips located on the property. The area was the site of the Slate Creek placer operation in the 1960's through the early 1980's. A base camp exists at the site; however, it is not owned by the Company. The property contains a zone of pyrite altered intrusive rock. Quartz monzonite and granodiorite porphyry has intruded the Chisna volcanic sequence. It is believed this is part of an extensive porphyry-related mineralized system. Selected gold values exceed 0.4 opt.

PROPERTY

         The property consists four and one half square miles on locatable state select lands and is located in T20S, R15E, Fairbanks Meridian.

GEOLOGY

         Geology on the property consists of several phases of diorite, quartz monzonite and granodiorite intrusions into the Chisna volcanic sequence, which consists of andesite, dacite, associated tuffs and flows. A large area, exceeding two square miles of pyrite altered intrusive rocks suggest the presence of a copper-gold porphyry system containing values up to 2 percent copper and gold as high as 0.4 opt.

PREVIOUS EXPLORATION

         The State of Alaska studied the area in 1964 and in 1992. A large volume of general geologic, geophysical and geochemical data is available. No surface trenching or drilling appears to have been done in the area. This area of Alaska was targeted for porphyry copper exploration in the 1970's by several major mining companies.

EXPLORATION TARGET

         The Company plans to evaluate the porphyry-related mineralization and determine if there is potential for a bulk minable gold deposit.

PG & E PROSPECT            ALASKA

SUMMARY

         The PG&E property is located approximately 20 miles northeast of the town of Paxson and west of the Golden Phoenix Minerals, Inc. Chisna property. The property is accessible from major winter roads and airstrips near the property. The area is 12 miles northwest of the Slate Creek placer operation mined during the 1960s through the early 1980s. A base camp exists at this site; however it is not owned by the Company. The property is host to a number of pyrite altered-intrusive zones spatially related to quartz monzonite and ultramafic intrusive bodies. This sulfide alteration could either be related to the Chistochina porphyry system or to mineralized ultramafic intrusives.

PROPERTY

         The property covers about four square miles on locatable state select lands located in T19S and T20S, R14E, Fairbanks Meridian. The land acquisition effort has been completed.

GEOLOGY

         The geology on the property consists of several phases of quartz monzonite intrusions and Permian Mankomen Formation, which consists of argillite, schist, amphibolite, hornfels, limestone and basalt. In addition, an ultramafic peridotite and dunite are present and have been assigned to the mineralized Wrangellia metallogenic terrane.

         Several areas of pyrite altered intrusive rocks associated with a porphyry-related mineralized system or the mineralized ultramafic Wrangellia terrane. There is also a large area of State documented placer platinum occurrences in the immediate area of interest.

PREVIOUS EXPLORATION

         The area was studied by the State of Alaska in 1964 and in 1992. A large amount of general geologic, geophysical and geochemical data is available. No surface trenching or drilling appears to have ever been done in the area.

EXPLORATION TARGET

         The Company plans to explore areas that host sulfide mineralization. Geologic and geochemical work will outline the extent of the alteration and mineralization to further define the target model.


NORTH DELTA PROJECT        ALASKA

SUMMARY

         The North Delta district is located approximately six miles west-northwest of the Delta district on the Robertson River west of Tok, Alaska. The Delta district has been the focus of aggressive exploration by American Copper and Nickel Company whose active claims cover almost two townships. The district hosts numerous polymetallic "Kuroko" type massive sulfide deposits with gold credits. The Company has secured a small land position in the district through claim staking activities.

PROPERTY

         The property consists of two square miles of acquired mineral rights located in T18N, R5E, Copper River Meridian.

GEOLOGY

         The general geology of the area consists of a series of meta-volcanic rocks of the Jarvis Creek Glacier subterrane. These rocks are cut by a series of mafic dikes with an extensive amount of high-angle structure and fracture related mineralization. Mineralized grab samples taken by a State of Alaska geologist contained both disseminated and massive sulfides. These samples assayed as high as 6.0 ppm gold, 100 ppm silver, 14000 ppm lead and 3000 ppm arsenic.

PREVIOUS EXPLORATION

         The State of Alaska briefly studied the area in 1981. A large amount of general geologic, geophysical and geochemical data is available. No drilling appears to have been done on the Company's land. Adjacent lands in the Delta district have been the focus of extensive exploration for many years by numerous companies. Currently American Copper and Nickel Company is conducting an extensive drilling program for the second consecutive year on adjacent land.

EXPLORATION TARGET

         The Company plans to explore and evaluate the intrusive and structure-related mineralization and alteration within the district. Initial geologic and geochemical work will outline the extent of the alteration and mineralization to refine the target models and better define the initial drill targets.


RICHARDSON DISTRICT        ALASKA

SUMMARY

         The Richardson district is located approximately 70 miles southeast of the city of Fairbanks, Alaska. The property is accessible from the Richardson Highway, which passes through the southwestern part of the district. The district has been a historic producer of both placer and high-grade lode gold occurrences. The property has been the focus of attempted acquisition by major mining companies. The Company has secured a 26 square mile land position in the district through claim staking and property lease agreements.

PROPERTY

         The property consists of over 26 square miles of acquired and leased mineral rights located in T5, 6, and 7S, R5, 6, 7, and 8E, Fairbanks Meridian. The Company has two leases which include the Hansen lease for 7 state select mining claims and the Mack Rife lease for 11 state select mining claims. Copies of these leases are presented in exhibit 10.4 and 10.5 respectively. Additional land acquisition and land lease agreements are being evaluated.

GEOLOGY

         The bedrock geology of the Richardson district is composed of sedimentary and igneous rocks that have been metamorphosed and subsequently intruded by Mesozoic plutons. The most common lithologies in the area are biotite and muscovite schists. Coarse-grained meta-granite crops out near the head of Buckeye Creek adjacent to several outcrops of hornfelsed sediments. Meta-granite is also reported to outcrop in the Rose Creek drainage. Altered quartz porphyry is exposed in Democrat Creek and Hinkley Gulch and was encountered in the placer workings in Susie Creek. This unit has been the focus of gold exploration efforts in the past. More recent exploration in the district has determined that gold mineralization also occurs in the granite and schistose units in the district. The quartz porphyry exposed in Democrat Creek is oxidized with quartz veins and disseminated sulfides. The hydrothermally altered portions of this unit have been the focus of recent drilling immediately adjacent to the Company's land position.

PREVIOUS EXPLORATION

         The area was studied by the state of Alaska in 1964, 1977, and in 1992. A large volume of general geologic, geophysical, and geochemical data is available. No drilling appears to have been done on the Company's land. Adjacent lands have been the focus of limited exploration for many years. Several major mining companies have recently undertaken exploration activities, including trenching, geophysics, drilling, and claim staking. Reportedly, gold mineralization has been encountered along rhyolite dikes, which trend towards the Golden Phoenix Minerals, Inc. property. This suggests the possibility that similar mineralized rhyolite will be encountered on the Golden Phoenix Minerals, Inc. property as well.

EXPLORATION TARGET

         The Company plans to explore and evaluate the gold porphyry and structure-related gold potential within the district.


BONNIFIELD DISTRICT        ALASKA

SUMMARY

         The Company has acquired 16 project areas covering over 39 square miles in the Bonnifield district on the north flank of the Alaska Range, south of the city of Fairbanks, Alaska. The Bonnifield district hosts both base and precious metal occurrences. Getty, Resource Associates of Alaska, Anaconda, and others have conducted exploration in the area. Recent announcements of high-grade intercepts of both base and precious metals have sparked renewed interest in the district. The Company's properties in the district include base and precious metal occurrences. The Glory Creek and Kansas Gold properties represent epithermal gold targets with the Mystic Mountain and Chute Creek properties having potential for porphyry style mineralization associated with altered intrusive rocks.

EXPLORATION TARGET

         The Company is completing a district-wide compilation of all available geologic information. The company will conduct additional mapping and sampling to define and delineate mineralized areas to determine initial drill targets and areas in need of further evaluation. The Company intend to define the epithermal and porphyry related mineralization to evaluate the potential of a bulk minable gold deposit.

F.W. LEWIS, INC. AND MINA GOLD, INC.

SUMMARY

         Golden Phoenix Minerals, Inc. has acquired an exclusive option on the mining assets of F.W. Lewis and Mina Gold, Inc. The assets include 57 mining properties, mostly in the state of Nevada. One of the properties, the Lewis Mine, has been in production for 15 years by Hycroft Resources and has provided $3.5 million in royalties to Lewis. Two other properties are currently leased to other companies and provide income to Lewis. Geologic resources exist on several of the properties.

GENERAL LAND HOLDING DESCRIPTION

         The total acreage is estimated at 24,889 with 9,019 acres (36%) being patented. All of the 57 properties, with few exceptions, are owned 100 percent by Lewis. The majority of these properties are in Nevada with some located in Colorado. Also included in the company are oil rights aggregating approximately four acres in Los Angeles County, California and some fee land in Humboldt County, Nevada.

INDIVIDUAL PROPERTY DESCRIPTIONS

         Six of the Lewis properties are discussed in the following text and include: The Lewis Mine, Battle Mountain Project, Wonder Project, Mina Gold Project, Contact Project and the Hamilton Project.

LEWIS MINE, Humboldt County, Nevada

SUMMARY

         The Lewis Mine is located 50 miles west of Winnemucca, Nevada. The property consists of five patented placer tracts and approximately 440 unpatented claims totaling 10,200 acres. The property is leased to Hycroft Resources and is part of the Crofoot-Lewis Mine owned by Vista Gold Corp. The mine has been in production for 15 years by the lessee and has generated $3.5 million in royalties to Lewis.

GEOLOGY

         The Crofoot-Lewis Mine is a Pliocene to Pleistocene low-sulfur hot springs deposit. Fanglomerates, eruption breccias, felsic volcanic units and silica sinters host low-grade gold mineralization. A series of north-striking, west-dipping normal faults control the extent and intensity of alteration as well as the grade of mineralization. An acid-sulfate alteration blanket 200 to 800 feet thick caps the system. Siliceous sinter deposits are locally common in the area.

MINING INFORMATION

         Mining is done by open pit methods at an annual rate of 13 million tons of ore and 20 million tons of waste. Both run of mine and crushed oxidized ore is processed by cyanide heap-leaching. The mine has produced over 800,000 ounces during the last 15 years. Current mine plans call for producing 16.5 million tons with an average recoverable grade of 0.013 opt gold from the Lewis portion of the mine over the next four years. Lewis receives a five percent royalty on this production. Direct cash costs for the operation were $274 per ounce in 1996.

EXPLORATION  POTENTIAL

         There is potential for additional oxide deposits and for deeper, high-grade sulfide mineralization below the oxidized near-surface deposits. The sulfide potential has not been evaluated nor has the potential for bonanza-type gold-bearing quartz veins.

BATTLE MOUNTAIN PROJECT, Lander County, Nevada

SUMMARY

         The Battle Mountain property consists of 381 unpatented and 7 patented mining claims located in the Battle Mountain Mining District, near Battle Mountain, Nevada. The property is currently under lease to United Tex-Sol Mines, Inc.

GEOLOGY

         Mineral deposits in the Battle Mountain district are spatially and genetically related to Cretaceous and Tertiary intrusive stocks. Metal zonation is observed laterally from the stocks. Major north-south regional structures and local stratigraphy are also important controls for mineralization. The Virgin Fault system controlling mineralization in Battle Mountain Gold's Fortitude Mine extends onto the Lewis property. The Fortitude open pit has produced in excess of 2.6 million ounces of gold.

PREVIOUS EXPLORATION AND DEVELOPMENT

         Hart Resources conducted exploration activities on the property over a five year period form 1980 to 1985. In 1986 and 1987 Barrick Resources conducted extensive exploration activities in the Virgin target area adjacent to the Fortitude Open Pit and performed limited work in other target areas. Between 1988 and 1993 Lewis enlarged an existing drift in the Buena Vista Mine with the intent of intersecting mineralization encountered in the Hart Resources drilling. Before the target was reached, Santa Fe Pacific Gold formed a joint venture on the property in 1994 to 1995. In 1997 United Tex-Sol drilled 16 drill holes on the Virgin Deposit. As a result of this additional drilling, resources have been announced and include 1.9 million tons averaging 0.122 opt gold on six current target areas as well as 942, 268 tons averaging 0.169 opt gold in the Virgin Deposit.

EXPLORATION POTENTIAL

         The existing target areas have not been fully tested and have the potential for additional ounces of gold.

WONDER PROJECT, Churchill County, Nevada

SUMMARY

         The Wonder property is located near Fallon, Nevada and consists of 45 patented and 67 unpatented mining claims. The property is presently optioned to Arizuma Resources, Inc.

GEOLOGY

         Miocene volcanic tuffs and flows underlie most of the district. These units have been intruded by dacite plugs and rhyolite, andesite and basalt dikes. Mineralization occurs in quartz veins, mostly within the extrusive rocks. The most productive deposit has been the Nevada-Wonder vein which occurs at the contact between the extrusive rocks and the large dacite stock. The veins occupy shear zones and are separated from the country rock by a tabular sheet of gouge varying from several inches to several feet in width. Locally the gouge is mineralized. The Nevada-Wonder vein has been mined historically to a depth in excess of 2,000 feet. Oxidation persists to a depth of 1,300 feet. The district has produced 418,729 tons of ore averaging 0.176 opt gold and 16.4 opt silver from 1897 to 1955.

PREVIOUS EXPLORATION AND DEVELOPMENT

         Several drilling programs and some open pit mining have taken place on the property. Belmont Resources carried out a heap-leach program in the mid-1980s on low-grade open pit ore and mixed oxide and sulfide dump material. Arizuma became involved in the district in 1996 and conducted a drilling program. Arizuma has announced a resource based on preliminary analysis of previous drill data. They report a drill indicated probable resource of 2.3 million tons averaging 2.64 opt silver and 0.013 opt gold.

EXPLORATION POTENTIAL

         Additional potential exists in several of the old mine areas along the strike of the Wonder vein. Deeper underground potential also exists along the Wonder vein for oxide and sulfide mineralization.

MINA GOLD PROJECT, Mineral County, Nevada

SUMMARY

         The Mina Gold property consists of five patented and 30 unpatented lode mining claims situated in the Bell mining district 16 miles northeast of Mina, Nevada.

GEOLOGY

         Gold mineralization is hosted in a Tertiary feldspar porphyry andesite which in the vicinity of Mina Hill has been extensively altered and has been referred to locally as the Mina rhyolite. The andesite flows are thought to overlie the Triassic Luning Limestone Formation. Other volcanic units are in fault contact with the andesite unit in the northern part of the property. In the Mina Hill area the andesite is surrounded on the south, east and west by outcrops of the Esmeralda Formation. In the Mina Hill area mineralization occurs along several subparallel fault zones that strike northwesterly and dip steeply to the north. In areas of intense alteration, clay development is common with variable amounts of silicification. The mineralized zones pinch and swell as well as change orientation both along strike and down dip.

PREVIOUS EXPLORATION AND DEVELOPMENT

         A total of 177 exploration drill holes and 400 airtrack rotary holes are reported on the property as well as 1,300 feet of underground development. In 1996, Glamis Gold undertook a development-evaluation program and reported a geologic resource of 1.7 million tons averaging 0.055 opt gold at a 0.01 opt cutoff grade. Lewis reported 1.09 million tons averaging 0.076 opt gold from a manual pit design drawn from cross sections.

EXPLORATION POTENTIAL

         A total of 12 target areas have been identified on the property, some of which have been only partially tested by drilling. Potential for additional mineralization may exist in areas covered by the Esmeralda Formation.

CONTACT PROJECT,  Elko County, Nevada

SUMMARY

         The Contact Property is located near Contact, Nevada and consists of 111 patented and two unpatented mining claims in the Salmon River Mining District.

GEOLOGY

         A 16,000 foot thick sequence of Mississippian-Permian sedimentary rocks has been domed and tilted by the intrusion of a Jurassic granodiorite stock. The stock is 16 miles long in an east-went direction and eight miles wide. Sediments within 2,000 feet of the stock has been metamorphosed to skarn and hornfels. The pre-Tertiary rocks are unconformably overlain by Miocene rhyolite flows and tuffs and by lacustrine deposits of the Pliocene Humboldt Formation. Between 1908 and 1965
the district produced 5.75 million pounds of copper, 126,000 ounces of silver and minor amounts of gold, lead, zinc and tungsten. The most productive occurrences have been copper deposits in quartz veins along the contact zone of the stock, near the original townsite of Contact.

PREVIOUS EXPLORATION AND DEVELOPMENT

         Phelps Dodge and Coralta Mines were active in the main part of the district in the 1970s. Considerable drilling was done and eight million tons of material averaging 2.3 percent copper were delineated. Most of the developed mineralization is on the Enexco property adjacent to the Lewis ground and in which he has a royalty interest. Some underground work has been completed.

EXPLORATION POTENTIAL

         One of the main zones in the district extends 12,000 feet along strike. Very little drilling has been done to test this zone. The potential exists for developing relatively large high-grade copper deposits with silver and possible molybdenum credits.

HAMILTON PROJECT, White Pine County, Nevada

SUMMARY

         The Hamilton project is located approximately 35 miles west of Ely and consists of 104 patented and 20 unpatented mining claims. The claims are located in the White Pine Mining District on the east slope of Mount Hamilton.

GEOLOGY

         The district geology consists of 18,000 feet of sedimentary rocks, mostly limestones and dolomites, which have been folded and domed along north-south trending axes. The package has been intruded by two or more igneous stocks and displaced by at least five sets of faults. Mineralization in the district is controlled by the major faults as well as stratigraphy. Mineral zonation is developed evolving outward from the Monte Cristo quartz monzonite stock.

PREVIOUS EXPLORATION AND DEVELOPMENT

         Rich silver ores were discovered in the Treasure Hill area in 1868 and there was a large influx of people into the area. Through 1996, the district is credited with producing 21 million ounces of silver, 203 million pounds of lead and lesser amounts copper, zinc and gold. In 1980 the Hamilton property was leased to Treasure City Mines, Inc. and was subleased to a company called SSH&K. During this time a heap leach operation was established to process old waste dumps on Treasure Hill. An undetermined amount of silver was recovered, however, the lease was terminated due to non-payment of royalties.

EXPLORATION POTENTIAL

         Very little serious exploration has been done in the district since the 1960s. A compilation of information and a prioritization of target areas is in the process of being completed.

GLOSSARY OF CERTAIN MINING TERMS

ACID MINE DRAINAGE -- Acidic run-off water from mine waste dumps and mill tailings ponds containing sulfide minerals. Also refers to ground water pumped to surface from mines.

ADIT -- An opening driven horizontally into the side of a mountain or hill for providing access to a mineral deposit.

ALTERATION -- Any physical or chemical change in a rock or mineral subsequent to its formation. Milder and more localized than metamorphism.

ALLOCHTHON -- Rocks that have been moved a long distance from their place of deposition by some tectonic process, generally related to overthrusting or recumbent folding.

ANTICLINE -- An arch or fold in layers of rock shaped like the crest of a wave.

ASSAY -- A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

BACKFILL -- Waste material used to fill the void created by mining an orebody.

BASEMENT ROCKS -- The underlying or older rock mass. Often refers to rocks of Precambrian age, which may be covered, by younger rocks.

BASE METAL -- Any non-precious metal (e.g. copper, lead, zinc, nickel, etc.)

BEDDING -- The arrangement of sedimentary rocks in layers.

BENEFICIATION -- The process of improving the grade of ore by milling, roasting, etc.

BLOCK CAVING -- An inexpensive method of mining in which large blocks of ore are undercut, causing the ore to break or cave under its own weight.

BRECCIA -- A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

BRECCIATION -- The mechanical process of making a breccia.

BULK MINING -- Any large-scale, mechanized method of mining involving many thousands of tones of ore being brought to surface per day.

"CARLIN" type gold deposit -- A genetic model for sediment hosted gold deposit patterned after occurrences near Carlin, Nevada.

CATHODE -- A rectangular plate of metal, produced by electrolytic refining, which is melted into commercial shapes such as wirebars, billets, ingots, etc.

CERCLA -- Comprehensive Environmental Response, Compensation and Liability Act

CHALCOCITE -- A sulfide mineral of copper common in the zone of secondary enrichment.

CHANNEL SAMPLE -- A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide by 2 cm deep.

CHERT -- A compact, siliceous rock formed of chalcedonic or opaline silica and of organic or precipitated origin.

CHUTE -- An opening, usually constructed of timber and equipped with a gate, through which ore is drawn from a stope into mine cars.

CLASTIC ROCKS -- Consisting of fragments of rocks that have been moved from their place of origin.

COMPLEX ORE -- An ore containing a number of minerals of economic value. The term often implies that there are metallurgical difficulties in liberating and separating the valuable metals.

CONCENTRATE -- A fine, powdery product of the milling process containing a high percentage of valuable metal.

CONGLOMERATE -- A sedimentary rock consisting of rounded, water-worn pebble or boulders cemented into a solid mass.

CONTACT -- A geological term used to describe the line or plane along which two different rock formations meet.

CORE -- The long cylindrical piece of rock, from one to three inches in diameter, brought to surface by diamond drilling.

CROSSCUT -- A horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other orebody.

CSAMT -- Controlled Source Audio-frequency Magneto-Tellurics, a geophysical technique.

CUT-AND-FILL -- A method of stoping in which ore is removed in slices, or lifts, and then the excavation is filled with rock or other waste material (backfill), before the subsequent slice is extracted.

DECLINE -- An underground passageway connecting one or more levels in a mine, providing adequate traction for heavy, self-propelled equipment. Such underground openings are often driven in an upward or downward spiral, much the same as a spiral staircase.

DEVELOPMENT -- Work carried out for the purpose of opening up a mineral deposit and making the actual ore extraction possible.

DEVELOPMENT DRILLING -- Drilling to establish accurate estimates of mineral reserves.

DIAMOND DRILL -- A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two centimeters or more in diameter.

DIKE -- A long and relatively thin body of igneous rock that, while in the molten state, intruded a fissure in older rocks.

DILUTION (mining) -- Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.

DIP -- The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

DISSEMINATED ORE -- Ore carrying small particles of valuable minerals spread more or less uniformly through the host rock.

DORE -- Unparted gold and silver poured into molds when molten to form buttons or bars. Further refining is necessary to separate the gold and silver.

DRIFT -- A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a crosscut which crosses the rock formation.

DRILL-INDICATED RESOURCE -- The size and quality of a potential orebody as suggested by widely spaced drillholes; more work is required before the resource can be classified as probable or proven reserves.

DUE DILIGENCE -- The degree of care and caution required before making a decision; loosely, a financial and technical investigation to determine whether an investment is sound.

DUMP -- A site where solid waste rock from a mining operation is disposed of.

ELECTROLYTIC REFINING -- The process of purifying metal ingots that are suspended as anodes in an electrolytic bath, alternated with refined sheets of the same metal which act as starters or cathodes.

EM  -- Electro-Magnetics, a geophysical technique.

ENVIRONMENTAL IMPACT STUDY -- A written report, compiled prior to production decision that examines the effects proposed mining activities will have on the natural surroundings.

EPA -- Environmental Protection Agency.

EPITHERMAL DEPOSIT -- A mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals, or, more rarely, base metals.

EXPLORATION -- Work involved in searching for ore, usually by drilling or driving a drift.

FACE -- The end of a drift, crosscut or stope in which work is taking place.

FISSURE -- An extensive crack, break or fracture in rocks.

FLOAT -- Pieces of rock that have been broken off and moved from their original location by natural forces such as frost or glacial action.

FLOTATION -- a milling process in which valuable mineral particles are induced to become attached to bubbles and float, while others sink.

FOOTWALL -- The rock on the underside of a vein or ore structure.

FRACTURE -- A break in the rock, the opening of which allows mineral-bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures.

FREE MILLING -- Ores of gold or silver from which the precious metals can be recovered by concentrating methods without resort to pressure leaching or other chemical treatment.

GALENA -- Lead sulfide, the most common ore mineral of lead.

GOSSAN -- The rust-colored capping or staining of a mineral deposit, generally formed by the oxidation or alteration of iron sulfides.

GRAB SAMPLE -- A sample from a rock outcrop that is assayed to determine if valuable elements are contained in the rock. A grab sample is not intended to be representative of the deposit, and usually the best-looking material is selected.

GRADE -- The average assay of a ton of ore, reflecting metal content.

HANGINGWALL -- The rock on the upper side of a vein or ore deposit.

HEAD GRADE -- The average grade of ore fed into a mill.

HEAP LEACHING -- A process involving the percolation of a cyanide solution through crushed ore heaped on an impervious pad or base to dissolve minerals or metals out of the ore.

HIGH GRADE -- Rich ore. As a verb, it refers to selective mining of the best ore in a deposit.

HOST ROCK -- The rock surrounding an ore deposit.

HYDROMETALLURGY -- The treatment of ore by wet processes (e.g., leaching) resulting in the solution of a metal and its subsequent recovery.

HYDROTHERMAL -- An adjective applied to heated or hot magmatic emanations rich in water, to the processes in which they are concerned, and to the rocks, ore deposits, alteration products, and springs produced by them.

INTERBEDDED -- Occurring between beds, or lying in a bed parallel to other beds of different material.

INTRUSIVE-- A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.

IP  -- Induced Polarization

"KUROKO" type massive sulfide -- A genetic model for a volcanogenic massive sulfide deposit patterned after occurrences at Kuroko, Japan.

JASPEROID -- A rock consisting essentially of cryptocrystalline, chalcedonic, or phenocrystalline silica, which has formed by the replacement of some other material, ordinarily calcite or dolomite.

LAGGING -- Planks or small timbers placed between steel ribs along the roof of a stope or drift to prevent rocks from falling, rather than to support the main weight of the overlying rocks.

LENS -- Generally used to describe a body of ore that is thick in the middle and tapers towards the ends.

LEVEL -- The horizontal openings on a working horizon in a mine; it is customary to work mines from a shaft, establishing levels at regular intervals, generally about 50 meters or more apart.

LITHOLOGY -- The physical character of a rock.

LIMESTONE -- A bedded, sedimentary deposit consisting chiefly of calcium carbonate.

LODE -- A mineral deposit in solid rock.

MARCASITE -- White iron pyrites, a common mineral associated in ore deposits.

METAMORPHIC ROCKS -- Rocks which have undergone a change in texture or composition as the result of heat and/or pressure.

MILL -- A processing plant that produces a concentrate of the valuable minerals or metals contained in an ore. The concentrate must then be treated in some other type of plant, such as a smelter, to affect recovery of the pure metal.

MILLING ORE -- Ore that contains sufficient valuable mineral to be treated by milling process.

MINERAL -- A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

MINERALIZATION -- The act or process of mineralizing.

MINERALIZED MATERIAL OR DEPOSIT -- A mineralized body which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit cost, grade, recoveries, and other factors, conclude economic feasibility.

MUCK -- Ore or rock that has been broken by blasting.

NATIVE METAL -- A metal occurring in nature in pure form, uncombined with other elements.

NET PROFIT INTEREST -- A portion of the profit remaining after all charges, including taxes and bookkeeping charges (such as depreciation) have been deducted.

NET SMELTER RETURN -- A share of the net revenues generated from the sale of metal produced by a mine.

OPEN PIT -- A mine that is entirely on surface. Also referred to as an open-cut or open-case mine.

ORE -- Mineralized material that can be mined and processed at a positive cash flow.

ORE PASS -- Vertical or inclined passage for the downward transfer of ore connecting a level with the hoisting shaft or a lower level.

OREBODY -- A natural concentration of valuable material that can be extracted and sold at a profit.

ORESHOOT -- The portion, or length, of a vein or other structure, that carries sufficient valuable mineral to be extracted profitably.

OXIDATION -- A chemical reaction caused by exposure to oxygen that results in a change in the chemical composition of a mineral.

PARTICIPATING INTEREST -- A company's interest in a mine, which entitles it to a certain percentage of profits in return for putting up an equal percentage of the capital cost of the project.

PATENT -- The ultimate stage of holding a mineral claim, after which no more assessment work is necessary because all mineral rights have been earned.

PATENTED MINING CLAIM -- A parcel of land originally located on federal lands as an unpatented mining claim under the General Mining Law, the fee simple title of which has been conveyed from the federal government to a private party pursuant to the patenting requirements of the General Mining Law.

PILLAR -- A block of solid ore or other rock left in place to structurally support the shaft, walls or roof of a mine.

PLACER -- An alluvial or glacial deposit of sand and gravel, containing particles of gold or other valuable minerals.

PORPHYRY -- Any igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-grained groundmass.

PRECAMBRIAN SHIELD -- The oldest, most stable regions of the Earth's crust, the largest of which is the Canadian Shield.

PROSPECT -- A mining property, the value of which has not been determined by exploration.

PROTOLITH -- The original lithology of an altered rock.

PROBABLE (INDICATED) RESERVES -- Resources for which tonnage and grade and/or quality are computed primarily from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

PROVEN (MEASURED) RESERVES -- Resources for which tonnage is computed from dimensions revealed in outcrops, trenches, workings or drill holes and for which the grade and/or quality is computed from the results of detailed sampling. The sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established. The computed tonnage and grade are judged to be accurate, within limits which are stated, and no such limit is judged to be different from the computed tonnage or grade by more than 20 percent.

PROVEN AND PROBABLE MINERAL RESERVES -- Reserves that reflect estimates of the quantities and grades of mineralized material at a mine which the Company believes could be recovered and sold at prices in excess of the cash cost of production. The estimates are based largely on current costs and on projected prices and demand for such mineralized material. Mineral reserves are stated separately for each such mine, based upon factors relevant to each mine. Proven and probable mineral reserves are based on calculations of reserves provided by the operator of a property that have been reviewed but not independently confirmed by the Company. Changes in reserves represent general indicators of the results of efforts to develop additional reserves as existing reserves are depleted through production. Grades of ore fed to process may be different from stated reserve grades because of variation in grades in areas mined from time to time, mining dilution and other factors. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

RAISE -- A vertical or inclined underground working that has been excavated from the bottom upward.

RAKE -- The trend of an orebody along the direction of its strike.

RCRA -- Resource Conservation and Recovery Act

RECLAMATION -- The restoration of a site after mining or exploration activity is completed.

RECOVERY -- The percentage of valuable metal in the ore that is recovered by metallurgical treatment.

REPLACEMENT ORE -- Ore formed by a process during which certain minerals have passed into solution and have been carried away, while valuable minerals from the solution have been deposited in the place of those removed.

RECRYSTALIZED -- The formation of new mineral grains in a rock while in a solid state.

RESILICIFIED or RESILICIFICATION -- The process of altering or recementing a rock which has been previously altered by the introduction of silica.

RESERVES -- That parts of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of "Ore" when dealing with metalliferous minerals. Reserves are further classified by SEC guidelines as "Proven Reserves" or "Probable Reserves" according to the degree of assurance in the reserve determination data.

RESOURCE -- The calculated amount of material in a mineral deposit, based on limited drill information.

RIB SAMPLES -- Ore taken from rib pillars in a mine to determine metal content.

ROCKBOLTING -- The act of supporting openings in rock with steel bolts anchored in holes drilled especially for this purpose.

ROCK MECHANICS -- The study of the mechanical properties of rocks, which includes stress conditions around mine openings and the ability of rocks and underground structures to withstand these stresses.

ROOM-AND-PILLAR MINING -- A method of mining flat-lying ore deposits in which the mined-out area, or rooms, are separated by pillars of approximately the same size.

ROTARY DRILL -- A machine that a drill holes by rotating a rigid, tubular string of drill rods to which is attached a bit. Commonly used for drilling large-diameter blastholes in open pit mines.

ROYALTY -- An amount of money paid at regular intervals by the lessee or operator of an exploration or mining property to the owner of the ground. Generally based on a certain amount per ton or a percentage of the total production or profits. Also, the fee paid for the right to use a patented process.

RUN-OF-MINE -- A loose term used to describe ore of average grade.

SAMPLE -- A small portion of rock or a mineral deposit, taken so that the metal content can be determined by assaying.

SECONDARYENRICHMENT -- Enrichment of a vein or mineral deposit by minerals that have been taken into solution from one part of the vein or adjacent rocks and redeposited in another.

SHALE -- A laminated sediment in which the constituent particles are predominantly clay grade or size.

SHAFT -- A vertical or steeply inclined excavation for the purpose of opening and servicing a mine. It is usually equipped with a hoist at the top, which lowers and raises a conveyance for handling personnel and materials.

SHEAR OR SHEARING -- The deformation of rocks by lateral movement along unnumberable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.

SHRINKAGE STOPING -- A stoping method which uses part of the broken ore as a working platform and as support for the walls of the stope.

SILICIFICATION -- The introduction of or replacement by silica.

SILTSTONE -- A very fine-grained consolidated clastic rock composed predominantly of particles of silt grade or size.

SKARN -- Name for the metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolostone formation.

SOLVENT EXTRACTION-ELECTROWINNIG (SX/EW) -- A metallurgical technique, so far applied only to copper ores, in which metal is dissolved from the rock by organic solvents and recovered from solution by electrolysis.

SPHALERITE -- A zinc sulphide mineral; the most common ore mineral of zinc.

STEP-OUT DRILLING -- Holes drilled to intersect a mineralization horizon or structure along strike or down dip.

STOCKPILE -- Broken ore heaped on surface, pending treatment or shipment.

STOCKWORKS -- a rock mass interpenetrated by small veins.

STOPE -- An underground excavation from which ore has been extracted either above or below mine level.

STRATIGRAPHY -- Strictly, the description of bedded rock sequences; used loosely, the sequence of bedded rocks in a particular area.

STRIKE -- The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

STRINGER -- A narrow vein or irregular filament of a mineral or minerals traversing a rock mass.

STRIPPING RATIO -- The ratio of tons removed as waste relative to the number of tons or ore removed from an open pit mine.

SUBLEVEL -- A level or working horizon in a mine between main working levels.

SULPHIDE (SULFIDE) -- A compound of sulfur and some other element.

TAILINGS -- Material rejected from a mill after more of the recoverable valuable minerals have been extracted.

TAILINGS POND -- A low-lying depression used to confine tailings, the prime function of which is to allow enough time for heavy metals to settle out or for cyanide to be destroyed before water is discharged into the local watershed.

TREND -- The direction, in the horizontal plane, or a linear geological feature
    (for example, an ore zone), measured from true north.

TROY OUNCE -- Unit of weight measurement used for all precious metals. The familiar 16-ounce avoirdupois pound equals 14.583 Troy Ounces.

UNPATENTED MINING CLAIM -- A parcel of property located on federal lands pursuant to the General Mining Law and the requirements of the state in which the unpatented claim is located, the paramount title of which remains with the federal government. The holder of a valid, unpatented lode mining claim is granted certain rights including the right to explore and mine such claim under the General Mining Law.

USD -- United States Dollars

VEIN -- A mineralized zone having a more or less regular development in length, width and depth, which clearly separates it from neighboring rock.

VUG -- A small cavity in a rock, frequently lined with well-formed crystals.
    Amethyst commonly forms in these cavities.

WALL ROCKS -- Rock units on either side of an orebody. The hangingwall and footwall rocks of an orebody.

WASTE -- Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

WINZE -- An internal shaft.

ZONE OF OXIDATION -- The upper portion of an orebody that has been oxidized.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the information as to the ownership of each person who owns of record, or is known by the Company to own beneficially, more than five per cent of the Company's common and preferred stock, and the officers and directors of the Company.

                                      Common Stock

         Name                             Shares        Percent     Converted*
         ----                             ------        -------     ----------

Michael R. Fitzsimonds                   1,750,000        14%           23%
4935 San Diego Court
Sparks, NV

Donald J. McDowell                       2,000,000        16%           25%
1555 Ridgeview
Reno, NV

Dennis J. McDowell                         500,000         4%
28119 180th Avenue S.E.
Kent, WA

All officers and directors as a group    4,250,000        34%           46%

* Shows the per cent of common shares owned if preferred shares are converted.

         There are options outstanding to purchase 4,000,000 shares of common stock. Donald McDowell holds 225,000 at $.10, 250,000 at $.20, 125,000 at $.50,
125,000 at $.75, 500,000 at $2.00 and 500,000 at $3.00. Michael Fitzsimonds
holds 225,000 at $.10, 250,000 at $.20, 125,000 at $.50, 125,000 at $.75,
500,000 at $2.00 and 500,000 at $3.00. Dennis McDowell holds 50,000 at $.10.
Daniel Taylor holds 300,000 at $.10. Angelette McGovern holds 100,000 at $.10. David Caldwell holds 100,000 at $.10.

                                 Preferred Stock

                                            Shares            Percent
                                            ------            -------

Andrea Albanesse                            66,667              13%
1036 Jefferson Avenue
West Vancouver, B.C. Canada

Stephan Maurer                              25,000               5%
28 W050 Garyes Mill Road
Winfield, IL

Paul Dickson                                25,000               5%
202-1049 Chilco Street
Vancouver, B.C. Canada

Dave Venchus                                25,000               5%
255 Eagle Ridge
West Chicago, IL

Jason Kolpec                                25,000               5%
858 Spiros Drive
DeKalb, IL

Fiona Lattanzi                              66,667              13%
2879 Norman Avenue
Coquitlam, B.C. Canada

Peter Shepherd                              33,333               6%
7426 Bridge Street
Richmond, B.C. Canada

Terry Shepherd                              33,333               6%
7426 Bridge Street
Richmond, B.C. Canada

Donald J. McDowell                         100,000              20%
1555 Ridgeview

Reno, NV

Michael R. Fitzsimonds                     100,000              20%
4935 San Diego Court
Sparks, NV

All officers and directors as a group      200,000              40%


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The executive officers and directors of the company, with a brief description are as follows:


Name                        Age         Position
----                        ---         --------

Michael R. Fitzsimonds       41         President, Director

Daniel T. Taylor             41         Vice President, Director

Donald J. McDowell           37         Executive Vice President, Director

Dennis J. McDowell           37         Secretary, Director

David A. Caldwell            36         Director

         Michael R. Fitzsimonds, Mr. Fitzsimonds is the President, and a Director of the Company. He is a Geological Engineer. He has been associated with Santa Fe Gold Corporation for the past 10 years. He was responsible for resource evaluation and due diligence on corporate acquisition projects worldwide. He has experience in the minerals industry with project development ranging from grass roots exploration to advanced project development and expertise in resource evaluation.

         Daniel T. Taylor, Mr. Taylor is Vice President and a Director. Mr. Taylor is a Geologist. He has been associated with Santa Fe Gold Corporation for the past 10 years in managing exploration and development projects in the Western United States. He has experience in the minerals industry with project development ranging from grass roots exploration to advanced project development.

         Donald J. McDowell, Mr. McDowell is Executive Vice President and a Director. Mr. McDowell is a professional land surveyor and geologic explorations with more than 19 years of surveying, mineral exploration and development experience. He was associated with Santa Fe Gold Corporation for more than 10 years and most recently was a geologic consultant expediting project generation for the Kennecot/RTZ exploration team.

         Dennis J. McDowell, Mr. McDowell is Secretary and a Director. Mr. McDowell is Vice President, Regional Director of Stores for Fred Meyer, Inc. and has worked for that company for the past 12 years.

         David A. Caldwell, Mr. Caldwell is a Director. Mr. Caldwell is a geologist and geophysicist. He has more than 10 years experience in the minerals exploration industry, with experience in sulfur, base metal and gold exploration and development. He had roles in project management and development for Santa Fe Gold Corporation and Gold Fields Mining Company in Nevada, New Mexico and Texas. He was a project geologist with Santa Fe Pacific Gold Corporation and is currently an Officer and Director with Nevada Pacific Gold (US), Inc.


ITEM 6.  EXECUTIVE COMPENSATION

         There is no employee that was paid as much as $60,000 per year as salary. There is no contract for the payment of a salary to any employee. There are no employment agreements. The Company has agreed to pay Michael R. Fitzsimonds, Donald J. McDowell and Daniel T. Taylor the sum of $60,000 per year each.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         As part of the agreement between Mr. McDowell and the other principles of the company who make up the Board of Directors, Mr. McDowell agreed to make available to the company any of the properties he had located prior to the formation of the company. The only property, which was located and filed with the Federal Government and subsequently, QUIT CLAIMED to the company by MR. McDowell is the Garamendi property. Four other properties, Long Canyon, Blue Basin, Chisna, and Chistochina were allowed to lapse and were subsequently staked for mineral location by the company. As part of the agreement to bring these properties into the company Mr. McDowell would not be compensated monetarily but would retain a 2% NSR on each of the properties if they were put into production.


ITEM 8. LEGAL PROCEEDINGS

         None


ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         The Company's common stock has been traded since August 6,1997 on the OTC Bulletin Board, before that time there was no activity. As of October 13, 1997 the following brokerage firms were making a market in the Company's common stock: H.
S. Meyers & Co., Mercer Bokest Buckman & Reid, Fahnestock & Co., Wien Securities, Mayer & Schwitzer, Herzog Heine Geduld, Inc., J. B. Oxford & Co., Hill Thompson Magid & Co., Wm V. Frankel & Co, Inc., Fidelity Capital Markets, GVR Co., Sharpe Capital, Inc., Nash Weiss & Co., Paragon Capital Corp., Protective Group Securities.

         The following table sets forth for the periods indicated the range of high and low closing bid quotations per share as reported by the over-the-counter market. These quotations represent inter-dealer prices, without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

                                                Price per Share
                                                ---------------
                                                High          Low
                                                ----          ---

Fiscal year 1997                                $5.875        $.05
        Third Quarter (June 30, 1997
        through September 30, 1997)


         There are 46 holders of the common and preferred stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

         There was a Form D for a Rule 504 offering filed in June, 1997. The offering was for $50,000 and was sold to 37 persons. There was a 504 offering for 40,000 shares dated July 10, 1997 for $20,000. There was a 504 offering for 330,000 shares dated July 10, 1997 for $693,000 which was sold to 8 institutions. There was a 504 offering for 54,480 shares dated October 8, 1997 for $236,988 which was sold to 5 individuals, including 2 directors of the Company.

                                  Common Shares

    Name                              Date       Shares       Cost     Per Share

Andrea Albanese                       6/97       500,000      $2,500      .005
Elizabeth Ranft                       6/97       500,000      $2,500      .005
Karen Dawson                          6/97       333,334      $1,666      .005
Michelle White                        6/97        70,000        $350      .005
Stephan Maurer                        6/97       500,000      $2,500      .005
Paul Dickson                          6/97       500,000      $2,500      .005
Dave Venchus                          6/97       500,000      $2,500      .005
Jason Kolpec                          6/97       500,000      $2,500      .005
Fiona Lattanzi                        6/97       500,000      $2,500      .005
Stuart Hunter                         6/97       250,000      $1,250      .005

Chris Cooper                          6/97       583,332      $2,916      .005
Peter Shepherd                        6/97       505,000      $2,525      .005
Terry Shepherd                        6/97       505,000      $2,525      .005
Bruce Goodwin                         6/97        25,000        $125      .005
Steve Clark                           6/97        25,000        $125      .005
Chris Walters                         6/97        33,334        $166      .005
Lorelei Lauten                        6/97        50,000        $250      .005
Florence Walters                      6/97        20,000        $100      .005
Joe Walters                           6/97        20,000        $100      .005
Jon Walters                           6/97        20,000        $100      .005
Jean Walters                          6/97        30,000        $150      .005
Marlene Shepherd                      6/97        10,000         $50      .005
Mike Case                             6/97        10,000         $50      .005
Donald J. McDowell                    6/97     2,000,000      $5,000      .0025
Michael R. Fitzsimonds                6/97     1,750,000      $5,000      .0028
Leona D. Fitzsimonds                  6/97       200,000      $1,000      .005
Nicole D. Fitzsimonds                 6/97       200,000      $1,000      .005
Marjorie L. Fitzsimonds               6/97        50,000        $250      .005
Myrtle P. Burnett                     6/97        50,000        $250      .005
Dennis J. McDowell                    6/97       500,000      $1,250      .0025
Donna Birdwell                        6/97        50,000        $250      .005
Danette Dunn                          6/97       200,000      $1,000      .005
Capital Formation Trust               6/97       150,000        $750      .005
Capital Strategies Group              6/97       150,000        $750      .005
Duet, Ltd.                            6/97       245,000      $1,225      .005
Millport Overseas, Ltd.               6/97       210,000      $1,050      .005
Wrigley Investments Holdings, Ltd.    6/97       225,000      $1,125      .005
Loewen Ondaatje McCutcheon, Ltd.      7/97        40,000     $20,000      .50
Banque De Gestion Privee              7/97        52,000    $109,200      2.10
Cook et Cie SA                        7/97        75,000    $157,500      2.10
Banque d'Orsay                        7/97        30,000     $63,000      2.10
Banque Scalbert Dupont                7/97        50,000    $105,000      2.10
Banque Rivaud                         7/97        60,000    $126,000      2.10
Credit Industriel et Commercial       7/97        25,000     $52,500      2.10
Neuflize Schlumberger Mallet          7/97        25,000     $52,500      2.10
E.B.P.F.                              7/97        13,000     $27,300      2.10
Andrea Albanese                       10/97        8,448     $36,749      4.35
Peter Shepherd                        10/97        8,448     $36,749      4.35
Michael R. Fitzsimonds                10/97       10,344     $44,996      4.35
Dennis McDowell                       10/97       10,344     $44,996      4.35
Gaza Investments                      10/97       16,896     $73,498      4.35


                                Preferred Shares

Andrea Albanese                             6/97                        66,667

Stephan Maurer                              6/97                        25,000
Paul Dickson                                6/97                        25,000
Dave Venchus                                6/97                        25,000
Jason Kolpec                                6/97                        25,000
Fiona Lattanzi                              6/97                        66,667
Peter Shepherd                              6/97                        33,333
Terry Shepherd                              6/97                        33,333
Donald J. McDowell                          6/97                       100,000
Michael R. Fitzsimonds                      6/97                       100,000

         All sales in June, 1997 were for $.005 per share. There were shares issued to Donald J. McDowell, 1,000,000 shares, Michael R. Fitzsimonds, 750,000 shares and Dennis J. McDowell, 250,000 shares for which there was no cash compensation, but for services performed in the founding of the Company. Later in July, 1997 there was a value in the Company and 330,000 shares were sold for $2.10 per share. The Underwriter of those shares was sold, as part compensation for its services, 40,000 shares for $.50 per share.

         There was no underwriter on the sales of any of the securities, except the sale to the 8 institutions, and no commissions were paid. except there was a commission of $.10 paid on the sale of 330,000 shares to Banque De Gestion Privee, Cook et Cie SA, Banque d'Orsay, Banque Scalbert Dupont, Banque Rivard, Credit Industriel et Commercial Cicotitres, Newflize Schlimberger Mattet and E.B.P.F to Loewn Ondaatje McCutcheon, Ltd. All sales were for cash.

         The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.


ITEM 11.  DESCRIPTION OF SECURITIES

         The company has authorized 200,000,000 shares of stock, no par value, 150,000,000 shares have been designated as common shares, and the remaining 50,000,000 shares are preferred shares. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares of common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

         Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

         The preferred shares are convertible into 10 common shares at a price of $.10 per share for a period of 10 years. The preferred shares have no voting power, unless converted into common shares. There are no other preferences.

         Risk Factor - Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell their securities.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Minnesota Statutes, Section 302A.521, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.


ITEM 13.  FINANCIAL STATEMENTS

         Please see the attached Financial Statements.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.


ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

         (a) Please see the attached Financial Statements

         (b) Exhibits:

                  3.1*   Articles of Incorporation and bylaws
                  5.1*   Opinion of counsel
                  10.1*  Quitclaim Deed
                  10.2*  Welsh Agreement
                  10.2a  Amendment to Welsh Agreement
                  10.3*  Kennecott Agreement
                  10.4   Hansen Agreement
                  10.5   Mack Rife Agreement

                    *Filed at a prior time

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 23, 1997             Golden Phoenix Minerals, Inc.



                                     /s/ Michael R. Fitzsimonds
                                    ---------------------------------
                                    Michael R. Fitzsimonds, President


                                     /s/ Donald J. McDowell
                                    --------------------------------------------
                                    Donald J. McDowell, Executive Vice President


                                     /s/ Daniel T. Taylor
                                    --------------------------------
                                    Daniel T. Taylor, Vice President


                                     /s/ Dennis J. McDowell
                                    -----------------------------
                                    Dennis J. McDowell, Secretary


                                     /s/ David A. Caldwell
                                    ---------------------------
                                    David A. Caldwell, Director